18005094

SEC Mail Processing Section

FEB 28 2018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-45718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Financial Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1233 Haddonfield-Berlin Road. Suite 10
(No. and Street)

Voorhees	NJ	08043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Laine 856-751-5220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey A. Laine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonweath Financial Group, Inc, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public

MARIANNE T. LAINE
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JAN 17, 2023

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth Financial Group, Inc.
Audited Financial Statements
And Supplemental Information
December 31, 2017

Commonwealth Financial Group, Inc

Table of Contents

Jennifer Wray CPA PLLC

PCAOB Registered # 6328
16418 Beewood Glen Dr Sugar Land, TX 77498
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Commonwealth Financial Group, Inc,

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Commonwealth Financial Group, Inc as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Commonwealth Financial Group, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Commonwealth Financial Group, Inc's management. My responsibility is to express an opinion on Commonwealth Financial Group, Inc's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Commonwealth Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

The financial statement has been subjected to audit procedures performed in conjunction with the audit of Commonwealth Financial Group, Inc's financial statements. The supplemental information is the responsibility of Commonwealth Financial Group, Inc's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA

I have served as Commonwealth Financial Group, Inc's auditor since 2018

Sugar Land, TX

February 26, 2018

Commonwealth Financial Group, Inc.
Statement of Financial Condition
As of December 31, 2017

ASSETS

Current assets:	
Cash	$57,214
Accounts receivable	3,046
Total Assets	$60,260

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$27,445
Total Current Liabilities	$27,445
Shareholder's Equity:	
Common stock: 1,000 shares authorized, stated value $1	
1,000 shares issued and outstanding	$1,000
Additional paid in capital	27,130
Retained earnings	4,685
Shareholder's equity	32,815
Total Liabilities & Shareholder's Equity	$60,260

Please see the notes to the financial statements.

Commonwealth Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2017

Commissions & other revenues	$107,018
Commission expenses	(6,867)
Gross margin	$100,151
General and administrative expenses:	
Salaries & consulting	$33,000
General administration	66,890
Total general and administrative expenses	99,890
Income from operations	261
Other income:	
Other income	0
Interest & dividend income	9
Net income before income tax provision	270
Provision benefit for income taxes	(207)
Net income	$63

Please see notes to the financial statements

Commonwealth Financial Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Operating activities:	
Net income	$63
Changes in other operating assets and liabilities:	
Receivable from clearing broker	140
Accounts payable & accrued expenses	1,829
Net cash provided by operations	$2,032
Net increase in cash during the fiscal year	$2,032
Cash at December 31, 2016	55,182
Cash at December 31, 2017	$57,214
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$55

Please see notes to the financial statements

Commonwealth Financial Group, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2016	$1,000	$27,130	$4,622	$32,752
Net income for the fiscal year			63	63
Balance at December 31, 2017	$1,000	$27,130	$4,685	$32,815

Please see notes to the financial statements

Commonwealth Financial Group, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2017

1. Organization

Commonwealth Financial Group, Inc. (the Company) is a privately held corporation formed in Virginia in 1993 for the purpose of conducting business as a securities broker dealer (BD). As s a BO, the Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.
Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 201 7, the

Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

All tax returns from fiscal years 2014 to 2016 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2017.

4. Related Party Transactions

During fiscal year 2017, the Company's sole shareholder and chief executive officer provided office space to the Company at no cost.

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes		$270
Current tax expense:		
Federal:		
Net income before provision for income taxes	270	
Add back: 50% of meals and entertainment expenses	1113	
Federal taxable base	$1,383	
Federal tax (15%)		$207
Total provision for income tax		$207

5. Income Taxes

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2016 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholders' equity	$32,815
DEBITS:	
Non-allowable assets:	
Accounts receivable	(3,046)
NET CAPITAL	$29,769
Less haircuts	0
ADJUSTED NET CAPITAL	$29,769
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$24,769
AGGREGATE INDEBTEDNESS:	$27,445
AGGREGATE INDEBTEDNESS TO NET CAPITAL	92.19%
Excess net capital previously reported on Form X-17A-5	$24,769
Adjustments	0
Excess net capital per audited report	$24,769

Jennifer Wray CPA PLLC

PCAOB Registered # 6328
16418 Beewood Glen Dr Sugar Land, TX 77498
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Commonwealth Financial Group, Inc

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Commonwealth Financial Group, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Commonwealth Financial Group, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (2) Commonwealth Financial Group, Inc stated that Commonwealth Financial Group, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Commonwealth Financial Group, Inc 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Commonwealth Financial Group, Inc 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray, CPA

Sugar Land, TX

February 26, 2018

Commonwealth Financial Group, Inc.
1233 Haddonfield-Berlin Rd., Suite 10
Voorhees, NJ 08043

December 31, 2017

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:
Commonwealth Financial Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Commonwealth Financial Group, Inc. states the following:

Commonwealth Financial Group, Inc., claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(1), the exemption provision, as the company limits their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. The company may briefly handle customer funds and or/securities, but promptly transmits such funds and securities received. Additionally, the company does not hold funds or securities for, or owe money or securities to, customers.

Commonwealth Financial Group, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.

Jeffrey A. Laine
President